SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 8) 1
MTM TECHNOLOGIES, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
62474G 200

(CUSIP Number)

Bear Stearns Asset Management Inc.	Edwards Angell Palmer & Dodge LLP
245 Park Avenue, 8th Floor	111 Huntington Avenue
New York, New York 10167	Boston, MA 02199
(212) 272-9256	(617) 951-3331
Attention: Thomas Wasserman	Attention: Heather Stone, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2009

(Dates of Events which Require Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.	62474G 200	13D	Page	2	of	21	Pages

1	NAME OF REPORTING PERSON The BSC Employee Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,292 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

155,292 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,292 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%

14	TYPE OF REPORTING PERSON

PN
(1) Assumes (a) the conversion of (i) 511,085 shares of Series A-3 Preferred Stock into 40,090 shares of Common Stock, (ii) 729,590 shares of Series A-4 Preferred Stock into 57,231 shares of Common Stock, (iii) 122,657 shares of Series A-5 Preferred Stock into 9,621 shares of Common Stock, (iv) 130,781 shares of Series A-6 Preferred Stock into 9,090 shares of Common Stock and (v) 104,338 shares of Series A-7 Preferred Stock into 25,272 shares of Common Stock and (b) the exercise of (i) Series A-4 Warrants convertible into 3,196 shares of Common Stock, (ii) Series A-5 Warrants convertible into 1,001 shares of Common Stock, (iii) Series A-6 Warrants convertible into 2,319 shares of Common Stock, (iv) Series A-7 Warrants convertible into 1,856 shares of Common Stock and (v) Series A-11 Warrants convertible into preferred stock that is subsequently convertible into 5,616 shares of Common Stock.

CUSIP NO.	62474G 200	13D	Page	3	of	21	Pages

1	NAME OF REPORTING PERSON Constellation Venture Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		348,247 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

348,247 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

348,247 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14	TYPE OF REPORTING PERSON

PN
(1) Assumes (a) the conversion of (i) 1,146,093 shares of Series A-3 Preferred Stock into 89,902 shares of Common Stock, (ii) 1,636,088 shares of Series A-4 Preferred Stock into 128,339 shares of Common Stock, (iii) 275,060 shares of Series A-5 Preferred Stock into 21,576 shares of Common Stock, (iv) 293,277 shares of Series A-6 Preferred Stock into 20,386 shares of Common Stock and (v) 233,981 shares of Series A-7 Preferred Stock into 56,675 shares of Common Stock and (b) the exercise of (i) Series A-4 Warrants convertible into 7,167 shares of Common Stock, (ii) Series A-5 Warrants convertible into 2,246 shares of Common Stock, (iii) Series A-6 Warrants convertible into 5,200 shares of Common Stock, (iv) Series A-7 Warrants convertible into 4,163 shares of Common Stock and (v) Series A-11 Warrants convertible into preferred stock that is subsequently convertible into 12,593 shares of Common Stock.

CUSIP NO.	62474G 200	13D	Page	4	of	21	Pages

1	NAME OF REPORTING PERSON CVC II Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,689 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,689 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,689 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14	TYPE OF REPORTING PERSON

PN
(1) Assumes (a) the conversion of (i) 28,617 shares of Series A-3 Preferred Stock into 2,244 shares of Common Stock, (ii) 40,852 shares of Series A-4 Preferred Stock into 3,204 shares of Common Stock, (iii) 6,866 shares of Series A-5 Preferred Stock into 538 shares of Common Stock, (iv) 7,321 shares of Series A-6 Preferred Stock into 508 shares of Common Stock and (v) 5,841 shares of Series A-7 Preferred Stock into 1,414 shares of Common Stock and (b) the exercise of (i) Series A-4 Warrants convertible into 178 shares of Common Stock, (ii) Series A-5 Warrants convertible into 56 shares of Common Stock, (iii) Series A-6 Warrants convertible into 129 shares of Common Stock, (iv) Series A-7 Warrants convertible into 104 shares of Common Stock and (v) Series A-11 Warrants convertible into preferred stock that is subsequently convertible into 314 shares of Common Stock.

CUSIP NO.	62474G 200	13D	Page	5	of	21	Pages

1	NAME OF REPORTING PERSON Constellation Venture Capital Offshore II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		185,317 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

185,317 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,317 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14	TYPE OF REPORTING PERSON

PN
(1) Assumes (a) the conversion of (i) 609,897 shares of Series A-3 Preferred Stock into 47,841 shares of Common Stock, (ii) 870,649 shares of Series A-4 Preferred Stock into 68,296 shares of Common Stock, (iii) 146,373 shares of Series A-5 Preferred Stock into 11,481 shares of Common Stock, (iv) 156,068 shares of Series A-6 Preferred Stock into 10,848 shares of Common Stock and (v) 124,512 shares of Series A-7 Preferred Stock into 30,159 shares of Common Stock and (b) the exercise of (i) Series A-4 Warrants convertible into 3,814 shares of Common Stock, (ii) Series A-5 Warrants convertible into 1,195 shares of Common Stock, (iii) Series A-6 Warrants convertible into 2,767 shares of Common Stock, (iv) Series A-7 Warrants convertible into 2,215 shares of Common Stock and (v) Series A-11 Warrants convertible into preferred stock that is subsequently convertible into 6,701 shares of Common Stock.

CUSIP NO.	62474G 200	13D	Page	6	of	21	Pages

1	NAME OF REPORTING PERSON Constellation Ventures Management II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		688,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

688,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

688,856 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.0%

14	TYPE OF REPORTING PERSON

PN
(1) Constellation Ventures Management II, LLC (“Management”) is the sole managing general partner of The BSC Employee Fund VI, L.P. (“BSC”), the sole general partner of Constellation Venture Capital II, L.P. (“CVC”) and the sole general partner of Constellation Venture Capital Offshore II, L.P. (“Offshore”). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

CUSIP NO.	62474G 200	13D	Page	7	of	21	Pages

1	NAME OF REPORTING PERSON Bear Stearns Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		8,689 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		688,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,689 (1)

WITH	10	SHARED DISPOSITIVE POWER

688,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,545 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.3%

14	TYPE OF REPORTING PERSON

CO
(1) Bear Stearns Asset Management Inc. (“BSAM”) is the sole managing member of, and an investment adviser to, CVC II Partners, LLC (“CVCP”). As such, BSAM exercises sole investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by CVCP.
(2) Constellation Ventures Management II, LLC (“Management”) is the sole managing general partner of The BSC Employee Fund VI, L.P. (“BSC”), the sole general partner of Constellation Venture Capital II, L.P. (“CVC”) and the sole general partner of Constellation Venture Capital Offshore II, L.P. (“Offshore”). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

CUSIP NO.	62474G 200	13D	Page	8	of	21	Pages

1	NAME OF REPORTING PERSON Clifford H. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		688,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

688,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

688,856 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.0%

14	TYPE OF REPORTING PERSON

IN
(1) Constellation Ventures Management II, LLC (“Management”) is the sole managing general partner of The BSC Employee Fund VI, .L.P. (“BSC”), the sole general partner of Constellation Venture Capital II, L.P. (“CVC”) and the sole general partner of Constellation Venture Capital Offshore II, L.P. (“Offshore”). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

CUSIP NO.	62474G 200	13D	Page	9	of	21	Pages
Amendment No. 8 to Schedule 13D
The Reporting Persons (as defined below) hereby amend and restate in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2004, as amended by Amendment No. 1 thereto filed on July 21, 2005, Amendment No. 2 thereto filed on September 1, 2005, Amendment No. 3 thereto filed on January 10, 2006, Amendment No. 4 thereto filed on January 19, 2007, Amendment No. 5 thereto filed on April 20, 2007, Amendment #6 thereto filed on June 15, 2007 and Amendment #7 filed on August 17, 2007 (as previously amended, the “Schedule 13D,” and as amended and restated hereby, the “Statement”) to reflect changes in beneficial ownership arising primarily out of dividends declared on certain classes of preferred stock held by the Reporting Persons and paid in kind through May 21, 2009, the acquisition of the Series A-11 Warrants in June 2008 as described below, the effect of the Issuer’s reverse stock split in June 2008 and the effect of certain anti-dilution adjustments.
Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby file this Statement on behalf of each of the following entities or persons:
(i)	The BSC Employee Fund VI, L.P., a Delaware limited partnership (“BSC”), with respect to Common Stock (as defined in Item 1 below) beneficially owned by it;

(ii)	Constellation Venture Capital II, L.P., a Delaware limited partnership (“CVC”), with respect to Common Stock beneficially owned by it;

(iii)	CVC II Partners, L.L.C., a Delaware limited liability corporation (“CVCP”), with respect to Common Stock beneficially owned by it;

(iv)	Constellation Venture Capital Offshore II, L.P., a Cayman Islands limited partnership (“Offshore”), with respect to Common Stock beneficially owned by it;

(v)	Constellation Ventures Management II, LLC, a Delaware limited liability corporation (“Management”), with respect to Common Stock beneficially owned by BSC, CVC and Offshore;

(vi)	Bear Stearns Asset Management Inc., a New York corporation (“BSAM”), with respect to Common Stock beneficially owned by BSC, CVC, CVCP and Offshore; and

(vii)	Clifford H. Friedman, a United Stated citizen (“Mr. Friedman”), with respect to Common Stock beneficially owned by BSC, CVC and Offshore.
BSC, CVC, CVCP and Offshore are herein referred to collectively as the “Constellation Funds.” The Constellation Funds, Management, BSAM and Mr. Friedman are herein referred to collectively as the “Reporting Persons.”
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 1. Security and Issuer.
This Statement relates to the common stock, $0.001 par value (the “Common Stock”), of MTM Technologies, Inc., a New York corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1200 High Ridge Road, Stamford, CT 06905.

CUSIP NO.	62474G 200	13D	Page	10	of	21	Pages
Item 2. Identity and Background.
The information in the introduction is incorporated by reference into this Item 2.
(a)-(c) and (f)
BSC. BSC’s principal business is that of a private investment partnership. BSC’s non-managing general partner is Bear Stearns Merchant Capital II, L.P., a Delaware limited partnership (“BSMC”). BSMC’s principal business is that of a private investment partnership.
CVC. CVC’s principal business is that of a private investment partnership.
CVCP. CVCP’s principal business is that of a private investment limited liability corporation.
Offshore. Offshore’s principal business is that of a private investment partnership.
Management. Management’s principal business is that of a private investment limited liability corporation.
BSAM. BSAM’s principal business is that of a registered investment adviser. The names of BSAM’s directors and executive officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Schedule A to this Statement. BSAM is a direct wholly-owned subsidiary of The Bear Stearns Companies LLC and an indirect subsidiary of JPMorgan Chase & Co. The names of the directors and executive officers of JPMorgan Chase & Co., their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Schedule B to this Statement.
Mr. Friedman. Mr. Friedman’s principal occupation is that of member of Management and managing director of Constellation Growth Capital.
Other Shareholder Voting Parties. In addition, by virtue of the Restated Shareholders’ Voting Agreement (as defined in Item 6 of this Statement), the Reporting Persons may be deemed to be a group with the Other Voting Agreement Parties (as defined in Item 6 of this Statement). While the Reporting Persons do not affirm that such a “group” has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.
Each Reporting Person is organized in the jurisdiction specified in the introductory paragraph above.
The principal office address of each Reporting Person is c/o BSAM, 245 Park Avenue, 8th Floor, New York, New York 10167.
(d)
None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons make no representations with respect to, or on behalf of, any Other Voting Agreement Party.
(e)
None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons make no representations with respect to, or on behalf of, any Other Voting Agreement Party.

CUSIP NO.	62474G 200	13D	Page	11	of	21	Pages
Item 3. Source and Amount of Funds or Other Consideration.
The Constellation Funds funded the acquisitions of the Issuer’s securities described in Items 4 through 6 to this Statement with working capital and funds available for investment in the amounts specified in Items 4 through 6 of this Statement.
Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.
Item 4. Purpose of Transaction.
The Constellation Funds have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Constellation Funds intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Constellation Funds of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Constellation Funds and general stock market and economic conditions, the Constellation Funds may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.
In accordance with the Restated Shareholders’ Agreement, as further described in Item 6 below, the Constellation Funds have nominated Thomas Wasserman as a director of the Issuer, and Mr. Wasserman was appointed to the Issuer’s board of directors effective August 9, 2005.
Item 5. Interest in Securities of the Issuer.
(a)
Collectively, the Reporting Persons beneficially own an aggregate of 697,545 shares of Common Stock, or approximately 43.3% of the Common Stock issued and outstanding as calculated under Rule 13d-3 under the Exchange Act. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).
In addition, by virtue of the Restated Shareholders’ Voting Agreement (as defined in Item 6 below), the Reporting Persons may be deemed to be a group with the Other Voting Agreement Parties. While the Reporting Persons do not affirm that any such “group” has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons believe that the Other Voting Agreement Parties (as defined in Item 6 below) would be deemed to beneficially own, in the aggregate, approximately 3,892,075 shares of Common Stock (including shares underlying Preferred Stock, warrants and options exercisable within 60 days as of the date hereof), representing approximately 82.8% of the Common Stock issued and outstanding, calculated in accordance with Rule 13d-3. If such a group existed among the Reporting Persons and the Other Voting Agreement Parties, the Reporting Persons believe that it would be deemed to own approximately 4,589,620 shares of Common Stock, representing approximately 85.0% of the Common Stock issued and outstanding at February 9, 2009, calculated in accordance with Rule 13d-3.
The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.
The information in this Item 5(a) (i) is based on 912,278 shares of Common Stock outstanding as of February 9, 2009, and (ii) gives effect to (a) the conversion into Common Stock of all shares of Preferred Stock and (b) the

CUSIP NO.	62474G 200	13D	Page	12	of	21	Pages
exercise of all Series A-4 Warrants, Series A-5 Warrants, Series A-6 Warrants and Series A-7 Warrants held by the Reporting Persons, and the exercise of all Series A-11 Warrants held by the Reporting Persons into Preferred Stock and the conversion of such Preferred Stock into Common Stock. The information in this Item 5(a) relating to the Other Shareholder Voting Agreement Parties (i) is based solely on the Proxy Statement on Schedule 14A filed with the Commission by the Issuer on October 3, 2008 and on the Information Statement on Schedule 14C filed with the Commission by the Issuer on May 27, 2008, and (ii) gives effect to the conversion of all outstanding convertible securities, including Series A Preferred Stock (as defined in Item 6), warrants and options, held by the Other Shareholder Voting Parties. Information relating to the beneficial ownership of Messrs. Pavony and Rothman is given as of April 28, 2008.
(b)
The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).
(c)
Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.
(d)
Inapplicable.
(e)
Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this Statement. All Common Stock share amounts stated herein reflect the Issuer’s one-for-15 reverse stock split effective June 25, 2008. In August 2008, FirstMark Capital, L.L.C. became the investment manager of certain funds formerly managed by Pequot Capital Management Inc. Those funds included the Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., now known as FirstMark III L.P. and FirstMark III Offshore Partners, L.P. Collectively, such entities are referred to in this Statement as the “FirstMark Funds”, whether in reference to events before or after August 2008.
FIRST PURCHASE AGREEMENT
On December 7, 2004, the FirstMark Funds assigned to the Constellation Funds, and the Constellation Funds acquired, the rights and obligations under the Purchase Agreement by and among the Issuer and the FirstMark Funds, dated as of January 29, 2004 (the “First Purchase Agreement”), to purchase from the Issuer $6,250,000 worth of the Series A-3 Preferred Stock and Series A-3 Warrants (as defined below), together with any and all rights and obligations of a “Purchaser” under the First Purchase Agreement. Immediately thereafter, the Constellation Funds purchased an aggregate 1,923,077 shares of the Issuer’s Series A-3 Convertible Preferred Stock and warrants to purchase 25,641 shares of Common Stock (the “Series A-3 Warrants”). The Series A-3 Warrants have since expired.
SECOND PURCHASE AGREEMENT
On December 10, 2004, pursuant to the Purchase Agreement between the Issuer, the Constellation Funds and the FirstMark Funds (the Constellation Funds and the FirstMark Funds collectively, the “Investor Stockholders”), dated

CUSIP NO.	62474G 200	13D	Page	13	of	21	Pages
as of December 7, 2004 and amended on March 11, 2005 and November 22, 2005 (as amended, the “Second Purchase Agreement”), the Issuer issued and sold to the Constellation Funds: (i) $3,750,000 in aggregate principal amount of its 7% secured subordinated convertible promissory notes that were automatically convertible into Series A-4 Convertible Preferred Stock, $0.001 par value per share (the “Series A-4 Preferred Stock”), upon shareholder approval of such conversion (the “Series A-4 Notes”), and (ii) warrants to purchase up to an aggregate of 15,384 shares of Common Stock (the “Series A-4 Warrants”).
On March 11, 2005, pursuant to the Second Purchase Agreement, the Issuer issued and sold to the Constellation Funds: (i) an additional $1,500,000 in aggregate principal amount of its Series A-4 Notes, and (ii) additional Series A-4 Warrants to purchase up to an aggregate of 6,153 shares of Common Stock.
The Series A-4 Warrants issued in December 2004 and March 2005 have since expired.
On June 23, 2005, the Issuer’s shareholders approved the conversion of the Series A-4 Notes and, pursuant to the terms of the Series A-4 Notes, the Constellation Funds acquired an aggregate of 1,668,334 shares of Series A-4 Preferred Stock upon the automatic conversion of all of the Series A-4 Notes that they had acquired on December 10, 2004 and March 11, 2005 (plus interest accrued thereon).
On June 29, 2005, pursuant to the Second Purchase Agreement, the Issuer issued and sold to the Constellation Funds an aggregate of 476,923 shares of Series A-4 Preferred Stock and Series A-4 Warrants to purchase an aggregate of 6,357 shares of Common Stock, for an aggregate purchase price of approximately $1,550,000. These Series A-4 Warrants will expire on June 20, 2009.
On July 7, 2005, pursuant to the Second Purchase Agreement, the Issuer issued and sold to the Constellation Funds an aggregate of 600,000 shares of Series A-4 Preferred Stock and Series A-4 Warrants to purchase an aggregate of 7,998 shares of Common Stock, for an aggregate purchase price of approximately $1,950,000. These Series A-4 Warrants will expire on July 7, 2009.
On November 23, 2005, pursuant to the Second Purchase Agreement, the Issuer issued and sold to the Constellation Funds an aggregate of 461,538 shares of the Issuer’s Series A-5 Convertible Preferred Stock, $0.001 par value per share (the “Series A-5 Preferred Stock”) and warrants to acquire an aggregate of 4,498 shares of Common Stock (the “Series A-5 Warrants”), for an aggregate purchase price of approximately of $1,500,000. The Series A-5 Warrants became exercisable upon shareholder approval, which was obtained on December 14, 2006, and will expire on November 23, 2009.
THIRD PURCHASE AGREEMENT
On March 29, 2007, pursuant to the Purchase Agreement between the Issuer and the Investor Stockholders, dated as of the same date (the “Third Purchase Agreement”), the Issuer issued and sold to the Constellation Funds an aggregate of 517,526 shares of Series A-6 Convertible Preferred Stock, $0.001 par value per share (the “Series A-6 Preferred Stock”) and warrants to acquire an aggregate of 10,415 shares of Common Stock (the “Series A-6 Warrants”), for an aggregate purchase price of approximately $768,526. The Series A-6 Warrants will expire on March 29, 2011.
FOURTH PURCHASE AGREEMENT
On May 30, 2007, pursuant to the Purchase Agreement between the Issuer and the Investor Stockholders, dated May 24, 2007 (the “Fourth Purchase Agreement”), the Issuer issued and sold to the Constellation Funds an aggregate of 417,015 shares of Series A-7 Convertible Preferred Stock, $0.001 par value per share (the “Series A-7 Preferred Stock”) and warrants to acquire an aggregate of 8,338 shares of Common Stock (the “Series A-7 Warrants”), for an aggregate purchase price of $500,000. The Series A-7 Warrants will expire on May 30, 2011.

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JUNE 2008 PROMISSORY NOTES
On June 16, 2008, the Issuer issued and sold to the Constellation Funds promissory notes in an aggregate principal amount of $500,000 (the “Notes”). The Notes have a maturity date of December 15, 2009 and bear interest at a rate per annum equal to 8.5%. Interest on the Notes is payable at maturity in cash or, at the election of the Issuer, in shares of Series A-11 Convertible Preferred Stock, $0.001 par value per share (the “Series A-11 Preferred Stock”). Payment by the issuer of interest on the Notes in the form of Series A-11 Preferred Stock would increase the number of shares of Common Stock deemed to be beneficially owned by the Reporting Persons.
The Constellation Funds’ right of repayment of principal and interest on the Notes is subordinated to the rights and security interest of the Issuer’s senior lenders. In addition, in February 2009, the Constellation Funds amended the Notes to provide that their right of payment of principal and interest is subordinated to the right of the FirstMark Funds to payments with respect to certain promissory notes held by the FirstMark Funds.
WARRANTS
The Series A-4 Warrants will expire June 20, 2009 (for those Series A-4 Warrants issued in June 2005) or July 7, 2009 (for those issued in July 2005), and have an exercise price of $60.90 per share of Common Stock, subject to adjustment pursuant to their terms. The Series A-5 Warrants will expire November 23, 2009, and have an exercise price of $60.90 per share of Common Stock, subject to adjustment pursuant to their terms. The Series A-6 Warrants will expire March 29, 2011 and have at an exercise price of $24.45 per share of Common Stock, subject to adjustment pursuant to their terms. The Series A-7 Warrants will expire May 30, 2011, and have an exercise price of $19.7835 per share of Common Stock, subject to adjustment pursuant to their terms. Cashless exercise is permitted for all Warrants.
In connection with the purchase of the Notes in June 2008, the Constellation Funds also received warrants to acquire an aggregate of 129,032 shares of Series A-11 Preferred Stock at an exercise price of $0.3875 per share. The Series A-11 Preferred Stock underlying these warrants would be convertible into 25,224 shares of Common Stock.
SERIES A PREFERRED STOCK
The Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock, the Series A-6 Preferred Stock, the Series A-7 Preferred Stock and the Series A-11 Preferred Stock (collectively, the “Preferred Stock”) is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock. The Preferred Stock was initially convertible at a ratio of one share of Common Stock for every share of Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. Certain adjustments of the conversion price of the Preferred Stock held by the Reporting Persons and arising out of subsequent issuance of equity are described in more detail below.
The Issuer has also designated its Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-8 Preferred Stock, Series A-9 Preferred Stock, Series A-10 Preferred Stock and Series A-12 Preferred Stock (collectively, and together with the Preferred Stock, the “Series A Preferred Stock”). The Constellation Funds do not hold any of the foregoing series, or any securities convertible into any of the foregoing series.
After the date that is 18 months following the most recent date of issuance of the Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock, the outstanding Series A-3 Preferred Stock shall be automatically converted into Common Stock at the applicable conversion price then in effect on the date on which the volume-weighted average price of the Issuer’s Common Stock for the immediately preceding sixty consecutive trading days exceeds four times the weighted average of the applicable Series A-3 Preferred Stock conversion price. After the date that is 18 months following the most recent date of issuance of the Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock, Series A-7 Preferred Stock, Series A-8 Preferred Stock, Series A-9 Preferred Stock, Series A-10 Preferred Stock, Series A-11 Preferred Stock or Series A-12 Preferred Stock (collectively, the “New Series A Preferred Stock”), the outstanding New Series A Preferred Stock shall be automatically converted into Common Stock at the applicable conversion price then in effect on the date on which the volume-weighted average price of the Issuer’s Common Stock for the immediately preceding sixty consecutive trading days exceeds four times the applicable conversion price. No shares of Series A Preferred Stock will be automatically converted, however, unless at the time of the proposed conversion, an effective registration statement is on file with the SEC with respect to the Common Stock issuable (i) to the holders of the Series A Preferred Stock

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upon conversion of the Series A Preferred Stock and (ii) to the holders of the Warrants upon exercise of the Warrants, and such shares of Common Stock have been listed on the Nasdaq Stock Market or other approved national stock exchange or national over-the counter bulletin board.
Holders of the Preferred Stock are entitled to vote together with all other classes and series of the Issuer’s voting stock on all actions to be taken by its shareholders, except as otherwise provided by applicable law or as described below. Each share of Series A-3 Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the Series A-3 Preferred Stock is convertible at the applicable conversion prices in effect on the record date for the meeting at which the votes are to be cast (but not to exceed the number of shares of Common Stock into which the Series A-3 Preferred Stock would be convertible if the conversion price were $28.9425 per share, subject to adjustment for stock splits, stock dividends, combinations and similar events affecting the shares). Each share of Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock and Series A-7 Preferred Stock will be entitled to vote at a rate of one-fifteenth vote per share, subject to appropriate adjustment for stock splits, stock dividends, combinations and similar events. Each share of Series A-11 Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock it would be convertible into if the Series A-11 Preferred Stock conversion price were $5.115 per share. As long as 30% of the Series A Preferred Stock actually issued remains outstanding, the Issuer will not be allowed to take certain actions without obtaining the prior written consent of the holders of a majority of the Series A Preferred Stock outstanding. The holders of Series A Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.
Holders of the Preferred Stock are entitled to receive cumulative dividends semi-annually beginning on May 21, 2006 at the per annum rate of 6% of the applicable purchase price for such class of Preferred Stock. Holders of the Preferred Stock are entitled to receive such dividends prior to any payment of dividends to the holders of Common Stock. During the period commencing on May 21, 2006, through and including November 21, 2009 (as extended from May 21, 2008 by consent of the holders), dividends are payable, at the Issuer’s discretion, in cash, property or in shares of the applicable class of Preferred Stock, valued at the applicable purchase price, and have been through the date of this Statement so paid in shares of the applicable class of Preferred Stock. Following November 21, 2009, dividends will be payable in cash only.
ANTI-DILUTION ADJUSTMENTS
Each series of Preferred Stock is convertible into a number of shares of Common Stock calculated by (i) multiplying the number of shares of Preferred Stock to be converted by the applicable purchase price, and (ii) dividing the result by the then-applicable conversion price of that series of Preferred Stock. The purchase price and the conversion price were initially the same, i.e., $3.25 for each of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock, $1.4850 for the Series A-6 Preferred Stock and $1.1990 for the Series A-7 Preferred Stock. The applicable conversion price of each series of Preferred Stock is subject to adjustment for stock splits, stock dividends and other similar events. The conversion price of each series of Preferred Stock is also subject to adjustment in the event, among other circumstances, that the Issuer sells or is deemed to sell any shares of Common Stock (including through the issuance or sale of securities convertible into Common Stock) for a price per share less than the then-applicable conversion price. With the exception of the Series A-7 Preferred Stock and the Series A-11 Preferred Stock (and certain other series of Series A Preferred Stock not held by the Constellation Funds), this calculation is made on a weighted average basis with reference to the number of shares being issued at the lower price. With the Series A-7 Preferred Stock and Series A-11 Preferred Stock, whenever the Issuer sells, or is deemed to sell, any shares of Common Stock at a price per share less than the applicable conversion price then in effect for the Series A-7 Preferred Stock or the Series A-11 Preferred Stock, the Series A-7 Preferred Stock conversion price or the Series A-11 Preferred Stock conversion price, as applicable, shall be reduced to the price that is the purchase price of such Common Stock being sold.
Upon the issuance of later series of Series A Preferred Stock, the conversion price of earlier issued series of Series A Preferred Stock has been adjusted downward. For example, upon issuance of the Series A-6 Preferred Stock, the conversion price of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock was simultaneously adjusted from $3.25 to $3.1205. Upon the subsequent issuance of the Series A-7 Preferred Stock, the conversion price of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, and the Series A-5 Preferred Stock was simultaneously further adjusted to $2.9161, and the conversion price of the Series A-

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6 Preferred Stock was adjusted to $1.4571. Giving effect to all such anti-dilution adjustments (upon the issuance of the Series A-8 Preferred Stock and subsequently designated Series A Preferred Stock, including Warrants or other securities convertible into such Series A Preferred Stock), and giving effect to the one-for-15 reverse stock split implemented by the Issuer in June 2008, the current per share conversion prices of the Preferred Stock held by (or subject to Warrants held by) the Constellation Funds are as follows: Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock ($41.4315 each); Series A-6 Preferred Stock ($21.3630); Series A-7 Preferred Stock ($4.95); and Series A-11 Preferred Stock ($5.115).
The revised number of shares of Common Stock into which the shares of Preferred Stock may be converted is reflected for each Reporting Person on the cover pages of this Statement.
RESTATED SHAREHOLDERS’ AGREEMENT
On August 1, 2005, the Issuer, the Constellation Funds, the FirstMark Funds, Howard A. Pavony and Steven H. Rothman (the Constellation Funds, the FirstMark Funds and Messrs. Pavony and Rothman collectively, the “Voting Agreement Parties”) (the FirstMark Funds and Messrs. Pavony and Rothman collectively, the “Other Voting Agreement Parties”) entered into an Amended and Restated Shareholders’ Agreement (the “Restated Shareholders’ Agreement”) pursuant to which the Voting Agreement Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Voting Agreement Party or over which such Voting Agreement Party has voting control so that the number of directors of the Issuer will be eleven, consisting of: (i) the Issuer’s chief executive officer (“CEO”); (ii) two directors designated by the FirstMark Funds or its assignee; (iii) one director designated by the Constellation Funds or their assignee; (iv) Mr. Rothman; (v) three “independent” directors, within the meaning of the current rules of The Nasdaq Stock Market, selected by the Issuer’s nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Issuer’s nominating and corporate governance committee. Under certain circumstances where the FirstMark Funds hold less than 25% of the securities the FirstMark Funds originally purchased at the Initial Closing, the right to designate two directors in clause (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders’ Agreement. On July 7, 2006, Mr. Rothman waived the obligation of the Constellation Funds and the FirstMark Funds to vote in favor of his appointment as a director, in connection with the termination of his employment with the Issuer.
The obligation of the Restated Shareholders’ Agreement Parties under the Restated Shareholders’ Agreement will expire on December 10, 2009.
The Restated Shareholders’ Agreement also contains provisions (i) restricting the transfer of any securities by Shareholders Parties in certain circumstances and (ii) granting the Constellation Funds and the FirstMark Funds certain rights of first refusal and co-sale rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock during the term of their respective employments with the Issuer and for a period of two years following termination of such employment.
In accordance with the Restated Shareholders’ Agreement, the Constellation Funds have, since August 2005, nominated Thomas Wasserman as a director of the Issuer. Mr. Wasserman was appointed to the Issuer’s board of directors effective August 9, 2005.
RESTATED REGISTRATION RIGHTS AGREEMENT
In connection with the transactions contemplated by the Second Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement, dated as of December 10, 2004 and amended November 23, 2005, March 29, 2007, April 9, 2007, May 24, 2007, July 25, 2007 and February 13, 2009 (as amended, the “Restated Registration Rights Agreement”). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Issuer of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act) the Common Stock underlying the Preferred Stock, the Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be

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required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144 under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of the rule. The Restated Registration Rights Agreement also provides the Investor Stockholders with piggyback registration rights with respect to certain underwritten offerings of the Issuer’s Common Stock.
INCORPORATION BY REFERENCE
The descriptions of the First Purchase Agreement, the Second Purchase Agreement, the Third Purchase Agreement, the Fourth Purchase Agreement, the Preferred Stock, the Forms of Warrants, the Forms of Notes, the Restated Registration Rights Agreement, as amended, and the Restated Shareholders’ Voting Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this Statement, which are incorporated by reference into this Item 6.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	First Purchase Agreement. Filed as Appendix A to the Issuer’s definitive proxy statement filed on Schedule 14A filed with the Commission on April 15, 2005 and incorporated by reference herein.

2	Second Purchase Agreement. Filed as an exhibit to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

3	Amendment No. 2 to Second Purchase Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

4	Third Purchase Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 2, 2007 and incorporated by reference herein.

5	Fourth Purchase Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 31, 2007 and incorporated by reference herein.

6	Restated Certificate of Incorporation of the Issuer. Filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 6, 2009 and incorporated by reference herein.

7	Form of Series A-4 Warrant. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

8	Form of Series A-5 Warrant. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

9	Form of Series A-6 Warrant. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 2, 2007 and incorporated by reference herein.

10	Form of Series A-7 Warrant. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 31, 2007 and incorporated by reference herein.

11	Form of Series A-11 Warrant. Filed as Exhibit 10.6 to the Issuer’s current report on Form 8-K filed with the Commission on June 17, 2008 and incorporated by reference herein.

12	Restated Registration Rights Agreement. Filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

13
Amendment No. 1 to Restated Registration Rights Agreement. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

14
Amendment No. 2 to Restated Registration Rights Agreement. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 2, 2007 and incorporated by reference herein.

15	Amendment No. 3 to Registration Rights Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K/A filed with the Commission on April 13, 2007 and incorporated by reference herein.

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Exhibit No.	Description

16	Amendment No. 4 to Registration Rights Agreement. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on May 31, 2007 and incorporated by reference herein.

17	Amendment No. 5 to Registration Rights Agreement. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on July 31, 2007 and incorporated by reference herein.

18	Amendment No. 6 to Registration Rights Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 6, 2009 and incorporated by reference herein.

19	Restated Shareholders’ Agreement. Filed as Exhibit 10.5 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

20
Constellation Venture Capital II, L.P. Subordinated Promissory Note dated June 16, 2008. Filed as Exhibit 10.9 to the Issuer’s current report on Form 8-K filed with the Commission on June 17, 2008 and incorporated by reference herein.

21
Constellation Venture Capital Offshore II, L.P. Subordinated Promissory Note dated June 16, 2008. Filed as Exhibit 10.10 to the Issuer’s current report on Form 8-K filed with the Commission on June 17, 2008 and incorporated by reference herein.

22
The BSC Employee Fund VI, L.P. Subordinated Promissory Note dated June 16, 2008. Filed as Exhibit 10.11 to the Issuer’s current report on Form 8-K filed with the Commission on June 17, 2008 and incorporated by reference herein.

23
CVC Partners II, LLC Subordinated Promissory Note dated June 16, 2008. Filed as Exhibit 10.12 to the Issuer’s current report on Form 8-K filed with the Commission on June 17, 2008 and incorporated by reference herein.

24	Amendment to Subordinated Promissory Notes dated February 13, 2009. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on February 18, 2009.

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SIGNATURE
The undersigned hereby agree that this Schedule 13D with respect to the Common Stock of MTM Technologies, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: June 2, 2009

THE BSC EMPLOYEE FUND VI, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By: Name:	/s/ Clifford H. Friedman Clifford H. Friedman
Title:	Member

CONSTELLATION VENTURE CAPITAL II, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By: Name:	/s/ Clifford H. Friedman Clifford H. Friedman
Title:	Member

CVC II PARTNERS, L.L.C.

By:	Bear Stearns Asset Management Inc., its Managing Member

By: Name:	/s/ Roger R. Baumann Roger R. Baumann
Title:	Managing Director

CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By: Name:	/s/ Clifford H. Friedman Clifford H. Friedman
Title:	Member

CUSIP NO.	62474G 200	13D	Page	21	of	21	Pages

CONSTELLATION VENTURES MANAGEMENT II, LLC

By: Name:	/s/ Clifford H. Friedman Clifford H. Friedman
Title:	Member

BEAR STEARNS ASSET MANAGEMENT INC.

By: Name:	/s/ Roger R. Baumann Roger R. Baumann
Title:	Managing Director

By: Name:	/s/ Clifford H. Friedman Clifford H. Friedman

Schedule A
Identity and Background of BSAM’s Directors and Executive Officers

Name[1]	Office	Principal Occupation or Employment

Lawrence Mark Unrein	Director, Chairman of the Board, Chief Executive Officer, President	Managing Director and Head of Private Equity, J.P. Morgan Investment Management, Inc.
Roger Raymond Baumann	Director, Managing Director	Managing Director for JPMorgan Asset Management in the Private Equity Group
Gregory Gil Quental	Director, Managing Director	Managing Director and Head of Strategy and Business Development for JPMorgan Asset Management. Employed by JPMorgan Chase Bank, NA.
Scott Edward Richter	Chief Legal Officer, Managing Director	Managing Director and Associate General Counsel, JPMorgan Asset Management. Employed by JPMorgan Chase Bank, NA.
Nina D. Mettelman	Chief Compliance Officer, Vice President	Vice President and senior member of Compliance Group of JPMorgan Chase & Co.’s Asset & Wealth Management business in the Americas. Employed by JPMorgan Chase Bank, NA.
Richard T. Madsen	Chief Financial Officer, Managing Director	Managing Director, Director and CFO of JPMorgan Investment Management, Inc. CFO for JPMorgan Chase’s operations in the Americas.

[1]	Each of whom is a U.S. citizen. Business address is 245 Park Avenue, 8th Floor, New York, New York 10167.

Schedule B
Identity and Background of JPMorgan Chase & Co.’s Directors and Executive Officers
Executive Officers1

James Dimon	President and Chief Executive Officer
Frank J. Bisignano	Chief Administrative Officer
Steven D. Black	Co-Chief Executive Officer, Investment Bank
Michael J. Cavanagh	Chief Financial Officer
Stephen M. Cutler	General Counsel
William M. Daley	Head of Corporate Responsibility
Ina R. Drew	Chief Investment Officer
Samuel Todd Maclin	Head of Commercial Banking
Jay Mandelbaum	Head of Strategy and Business Development
Heidi Miller	Chief Executive Officer, Treasury & Securities Services
Charles W. Scharf	Chief Executive Officer, Retail Financial Services
Gordon A. Smith	Chief Executive Officer, Card Services
James E. Staley	Chief Executive Officer, Asset Management
William T. Winters	Co-Chief Executive Officer, Investment Bank
Barry L. Zubrow	Chief Risk Officer

Directors[2]

Name	Principal Occupation or Employment;
Business or Residence Address

Crandall C. Bowles	Chairman
Springs Industries, Inc.
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

Stephen B. Burke	President
Comcast Cable Communications, Inc.
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

David M. Cote	Chairman and Chief Executive Officer
Honeywell International, Inc.
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

[1]	Each of whom is a United States citizen. Principal occupation is employee and/or officer of JP Morgan Chase & Co. Business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, NY 10017.

[2]	Each of whom is a United States citizen.

James S. Crown	President
Henry Crown and Company
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

James Dimon	Chief Executive Officer
JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

Ellen V. Futter	President and Trustee
American Museum of Natural History
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

William H. Gray, III	Chairman
Amani Group
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

Laban P. Jackson, Jr.	Chairman and Chief Executive Officer
Clear Creek Properties, Inc.
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

David C. Novak	Chairman and Chief Executive Officer
Yum! Brands, Inc.
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

Lee R. Raymond	Retired Chairman and Chief Executive Officer
Exxon Mobil Corporation
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017

William C. Weldon	Chairman and Chief Executive Officer
Johnson & Johnson
c/o JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017